Sheet1

PASSED	FUNDS	2. Indep Auditors	% of Voted	% of Total	3. Trustees to Reg the fund Master/Feeder Structure	% of Voted	% of Total
7/25	ML Short Term Global Income
item #'s	For All	9,324,021	93.26	87.12	8,456,025	84.58	79.01
2 & 3	Withhold All	87,009	0.87	0.81	603,930	6.04	5.64
	For All Except	585,943	5.86	5.47	937,018	9.37	8.75
	Broker Non-Vote

Last Updated on 02/26/2001
By MLMAG